November 10, 2009

VIA E-MAIL AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention:  Mr. Matt McNair

Re:	Lakeland Financial Corporation
Request for Acceleration of Effectiveness of Form S-1,
SEC File No. 333-162659 (“Registration Statement”)

Dear Mr. McNair

As registrant to the above-referenced public offering, we hereby request that the effective date for the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. (Washington, D.C. time) on Thursday, November 12, 2009.

The undersigned officer of the registrant, on behalf of the registrant, acknowledges that:

•                                         should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•                                         the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                         the registrant may not assert this as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The staff should feel free to telephone Robert Fleetwood of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-7329 with any questions or comments.

Very truly yours,

Lakeland Financial Corporation

/s/ Kristin L. Pruitt
Kristin L. Pruitt
Senior Vice President and General Counsel